PAYSIGN, INC.
2615 St. Rose Parkway

Henderson, Nevada 89052

June 25, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Dan Morris

Re:	Paysign, Inc. Registration Statement on Form S-1 File No. 333-239327

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Paysign, Inc. (the "Company") hereby requests that the effective date of the above-captioned Registration Statement be accelerated to 4:30 p.m., Eastern time, on Monday, June 29, 2020, or as soon as practicable thereafter.

Please contact Brian H. Blaney of Greenberg Traurig, LLP via telephone at (602) 445-8322 or via e-mail at blaneyb@gtlaw.com with any questions and please notify him when this request for acceleration has been granted.

Very truly yours,

PAYSIGN, INC.

By: /s/ Mark Newcomer

Name: Mark Newcomer

Title: Chief Executive Officer

cc:	Brian H. Blaney, Esq.
(Greenberg Traurig, LLP)